CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Raymond Polman, hereby certifies, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(a)

the annual report on Form 40-F of First Majestic Silver Corp. for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on the date hereof, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b)	the information contained in the Form 40-F fairly presents, in all material respects, the financial condition and results of operations of First Majestic Silver Corp.

Date: March 29, 2018.

“Raymond Polman”
Raymond Polman
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)